EXHIBIT 23.1

Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.
Form S-8 (No. 333-208436) pertaining to the 2015 Share Incentive Plan, the 2013 Atlassian UK Employee Share Option Plan, the 2013 U.S. Share Option Plan, the 2014 Restricted Share Unit Plan, the 2015 Employee Share Purchase Plan and Options to Purchase Class B Ordinary Shares of Atlassian Corporation Plc, and

2.	Form S-8 (No. 333-214424) pertaining to the 2015 Share Incentive Plan of our reports dated August 31, 2017, with respect to the consolidated financial statements of Atlassian Corporation Plc, and the effectiveness of internal control over financial reporting of Atlassian Corporation Plc, included in this Annual Report (Form 20-F) for the year ended June 30, 2017.

/s/ Ernst & Young LLP
San Francisco, California
August 31, 2017